UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities) M 9068 E 10 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

CUSIP No.         M 9068 E 10 5

1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only).
Clemente Corsini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Italian

	5.	Sole Voting Power
0
Number of
Shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each
Reporting
Person	7.	Sole Dispositive Power
With:		0

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
0.0%*

12.	Type of Reporting Person (See Instructions) IN

* Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011.

 Item 1.

(a)  Name of Issuer

       SodaStream International Ltd.

(b)  Address of Issuer's Principal Executive Offices

       Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel

Item 2.

(a)  Name of Person Filing

       Clemente Corsini

(b)  Residence

       Rue du Coq, 94A; B-1180 Brussels - Belgium

(c)   Citizenship

        Italian

(d)  Title of Class of Securities

        Ordinary Shares

(e)   CUSIP Number

        M 9068 E 10 5

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)  ☐  An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)   ☐  An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)  ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)  ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐    A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)  ☐   Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%*

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 0
(ii)	Shared power to vote or to direct the vote. 0
(iii)	Sole power to dispose or to direct the disposition of. 0
(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications
Not applicable.

________________________

* Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 9, 2012

Date

/s/ Clemente Corsini

Signature

Clemente Corsini

Name